1100 - 1199 W. Hastings St. Vancouver, B.C. V6E 3T5 Tel: 604-681-9059 Fax: 604-688-4670 www.quaterraresources.com

March 11, 2008	QMM: AMEX
QTA: TSX VENTURE
NR-05-08

QUATERRA AND BLACKBERRY EXPAND HIGH-GRADE SILVER VEIN AND DISCOVER POSSIBLE
NEW ZONE OF MINERALIZATION AT NIEVES PROJECT, MEXICO

VANCOUVER, B.C. – Quaterra Resources and 50% joint-venture partner Blackberry Ventures 1, LLC, today announced assay results from 16 core holes totaling 5,388.8 meters completed during the fourth quarter of 2007 at their Nieves silver property in northern Zacatecas, Mexico. The program was successful in extending the Concordia high-grade silver vein mineralization and intersected significant new mineralization in the adjacent Arroyo fault, which may be a new mineralized structure or host the faulted extension of the Concordia vein.

Concordia vein: Twelve holes tested the Concordia vein system, one of three east-west striking veins systems on the Nieves property. The best mineralized interval is in hole QTA-48 with 47.48 meters averaging 142 g/t silver, 0.13 g/t gold, 0.37% lead and 0.37% zinc, including a 4.67 meter interval with 777 g/t silver (22.7 oz/ton), 0.53 g/t gold, 2.45% lead and 2.20% zinc. Hole QTA-53 cut the highest grade intercept with a 1.22 meter interval averaging 1.8 kg/t silver (52.6 oz/ton), 0.32 g/t gold, 2.06% lead and 0.69% zinc.

Arroyo fault: Hole QTA-55 was collared 120 meters northeast of hole QTA- 48 and tested the junction of the Concordia vein with the Arroyo fault. The mineralized intercept starts at 62 meters and includes 37.6 meters of 108 g/t silver, 0.15 g/t Au, 0.10% Pb and 0.14% Zn. Within this zone is a 3.3 meter interval that averages 331 g/t silver (9.6 oz/ton), 0.29 g/t gold, 0.17% lead and 0.28% zinc. Mineralization consists of sheeted veinlets, and because of its shallow depth and relatively uniform grade has open pit potential. The Arroyo vein-fault system appears to strike northwest with a moderate southwest dip. Additional drilling will be necessary to determine the extent and significance of this mineralization.

Other areas: Hole QTA-56 along the Santa Rita vein did not intersect significant mineralization. Wildcat holes at two new targets, the Cerro Arenisco and Jasperoide Grande prospects, holes QTA-57 and QTA-58 respectively, contained no significant values.

Discussion of results: The significance of the new Arroyo fault mineralization is unclear. The fault separates the Concordia and San Gregorio vein systems with about 50 meters of offset between these two structures. Although it is only weakly mineralized in outcrop, the Arroyo fault-vein could be part of a series of semi-circular faults that dip inward towards a buried intrusive stock. The stock appears as a magnetic low on the regional aeromagnetic map. The circular faults are interpreted to be possible feeder vents for the mineralization in the California, Concordia and San Gregorio veins. The Arroyo fault-hosted mineralization is open to both the northwest and southwest, as well as down-dip. There are similarly oriented faults with hydrothermal alteration further east along the east end of the San Gregorio vein, and at the Rosario prospect three kilometers to the southeast along the projection of the Arroyo and Gregorio faults. The Mojada vein may also be a circular vein. If the Arroyo fault system is in fact a new mineralized structure, it is totally untested, mostly covered with alluvium, and the two parallel Gregorio faults also may be mineralized.

The Concordia vein hosts moderate- to high-grade silver-gold-lead-zinc mineralization at shallow levels proximal to its intercept with the Arroyo fault. The best mineralized segment of the vein currently extends for at least 400 meters along strike and over a vertical distance of 300 meters. It has a gentle rake to the southwest where it remains open.

Says Jorge Guerrero, Quaterra’s Nieves Project Manager: “Excellent potential exists to expand the high-grade silver mineralization in the Concordia-San Gregorio vein systems close to the Arroyo fault. The intersection of the Arroyo fault and other parallel structures with the other known veins on the property present attractive untested drill-targets for both bulk-mineable and high-grade silver mineralization.”

An exploration model map illustrating all of these features is posted on the Quaterra website. A table of drill-hole results is attached to this news release and posted on the Company’s website.

2008 exploration plan: A geologic mapping survey of the California and Santa Rita vein systems and the more remote parts of the Nieves concession is underway. The Rosario area will also be remapped with attention given to northwest-striking structures. This work will be followed by additional core drilling later this year, concentrating on the Concordia-Arroyo-San Gregorio vein systems and their junctions. Any new prospects identified by the mapping survey will also be tested. All work plans are made in consultation with the US-based Blackberry Ventures 1, LLC, investment partnership, which will continue to pay its share of all ongoing exploration costs.

Core samples were prepped and analyzed by ALS Chemex in Guadalajara, Mexico and Vancouver, B.C. respectively. Samples were initially run using a conventional 35 element ICP analysis with an aqua regia digestion process. A 30 gram fire assay with gravimetric finish was run on all samples for gold and silver. Samples containing more than 1% lead, copper or zinc were analyzed using AA with aqua regia digestion. The azimuth for all holes is 340 degrees except QTA-58 which is 40 degrees. The dip for all holes is -60 degrees except for QTA-43 which is -62 degrees.

On behalf of the Board of Directors,
“Thomas Patton”
Thomas Patton, President, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Expanded information on the Company’s projects is described on our website at www.quaterraresources.com or contact Jay Oness at 1-888-456-1112, 604-681-9059 or email: corpdev@mnxltd.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Nieves Silver Project
Drill Hole Intercepts: March 2008

Hole		From	To	Metres	Feet	Au g/t	Ag g/t	Ag oz/ton	Pb %	Zn %
QTA43		194.00	198.00	4.00	13.12	0.25	24	0.7	0.02	0.05
QTA44		232.55	234.65	2.10	6.89	0.04	51	1.5	0.06	0.04
		240.00	240.90	0.90	2.95	0.10	87	2.5	0.13	0.08
QTA45		252.60	254.25	1.65	5.41	0.39	44	1.3	0.38	0.26
QTA46		30.00	36.00	6.00	19.69	0.13	45	1.3	0.04	0.08
		411.00	411.90	0.90	2.95	1.15	104	3.0	2.56	0.18
QTA47		142.45	147.55	5.10	16.73	0.15	65	1.9	0.06	0.06
QTA48		115.97	163.45	47.48	155.77	0.13	142	4.1	0.37	0.37
	includes	128.00	145.90	17.90	58.73	0.27	307	8.9	0.84	0.82
		141.23	145.90	4.67	15.32	0.53	777	22.7	2.45	2.20
QTA49		223.00	226.00	3.00	9.84	0.19	94	2.7	0.34	0.19
QTA50		262.00	268.70	6.70	21.98	0.13	128	3.7	0.66	0.38
	includes	268.05	268.40	0.35	1.15	0.93	536	15.6	8.65	2.49
		272.45	272.65	0.20	0.66	0.27	1085	31.6	3.80	2.88
QTA51		412.80	414.20	1.40	4.59	0.06	125	3.7	0.91	0.09
QTA52		384.84	393.00	8.16	26.77	0.03	33	1.0	0.25	0.29
QTA53		351.13	352.35	1.22	4.00	0.32	1802	52.6	2.06	0.69
	includes	351.13	351.50	0.37	1.21	0.65	5240	152.8	4.81	1.83
QTA54		381.28	381.90	0.62	2.03	1.13	480	14.0	1.98	6.16
QTA55		62.00	99.60	37.60	123.36	0.15	108	3.2	0.10	0.14
	includes	84.00	87.30	3.30	10.83	0.29	331	9.6	0.17	0.28
QTA56		NSV
QTA57		NSV
QTA58		NSV

Core samples were prepped and analyzed by ALS Chemex in Guadalajara, Mexico and Vancouver, B.C. respectively. Samples were initially run using a conventional 35 element ICP analysis with an aqua regia digestion process. A 30 gram fire assay with gravimetric finish was run on all samples for gold and silver. Samples containing more than 1% lead, copper or zinc were analyzed using AA with aqua regia digestion. The azimuth for all holes is 340 degrees except QTA-58 which is 40 degrees. The dip for all holes is -60 degrees except for QTA-43 which is -62 degrees.